                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Active Voice Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



--------------------------------------------------------------------------------
                                (CUSIP Number)


                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 9, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP No. 373656107

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cisco Systems, Inc.
      I.R.S. I.D. # 77-0059951
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      State of California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,275,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,160,709
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,275,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          --
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,435,709
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock of Active Voice Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.    SECURITY AND ISSUER.

           This statement on Schedule 13D relates to the common stock, no par value per share (the "Issuer Common Stock"), of Active Voice Corporation, a Washington corporation (the "Issuer"). The principal executive office of the Issuer is located at 2901 Third Avenue, Suite 500, Seattle, Washington 98121-9800.

ITEM 2.    IDENTITY AND BACKGROUND.

       (a) The name of the person filing this statement is Cisco Systems, Inc., a California corporation ("Cisco").

       (b) The address of the principal office and principal business of Cisco is 170 West Tasman Drive, San Jose, California 95134.

       (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocol internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers, as of the date hereof.

       (d) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) Not applicable.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 9, 2000 (the "Reorganization Agreement"), by and among Cisco, Aqua Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Cisco ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including approval by shareholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive a number of shares of Cisco Common Stock equal to the ratio of (x) a quotient, the numerator of which is $295,332,740 and the denominator of which is the average of the closing prices of Cisco Common Stock as quoted on Nasdaq for the ten consecutive trading days ending on the third trading day prior to the effective time of the Merger and (y) the total number of Issuer Common Stock issued and outstanding on a fully diluted basis at the effective time of the Merger (after giving effect to the conversion, exchange or exercise as the case may be of all securities convertible into, or exercisable or exchangeable for, Issuer Common Stock, including all unexpired and unexercised options, warrants or other rights to acquire Issuer Common Stock) (the "Exchange Ratio"). The Merger is subject to the approval of the Reorganization Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Reorganization Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4.    PURPOSE OF TRANSACTION.

           (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of Cisco, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law and Washington Business Corporation Act. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of Cisco (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, a number of shares of Cisco Common Stock based on the Exchange Ratio. Cisco will assume the Issuer's 2000 Stock Option Plan, 1998 Stock Option Plan, 1996 Stock Option Plan, 1993 Stock Option Plan, 1988 Non-qualified Stock Option Plan and 2000 Director Stock Option Plan, 1997 Director Stock Option Plan, Directors Stock Option Plan and Employee Stock Purchase Plan Plan as well as the outstanding options issued under such plans and agreements. Following the Merger, pursuant to an Asset Purchase Agreement dated as of November 9, 2000, (the "Asset Purchase Agreement"), by and among the Issuer and Atlantis Group, Inc., a Washington corporation that will be owned by former employees of the Issuer ("Newco"), Cisco will sell the legacy voicemail solutions business of the Issuer to Newco, and Newco will assume certain liabilities and obligations of the Issuer. The sale of the legacy voicemail solutions business to Newco is subject to the approval of the Asset Purchase Agreement by the Issuer's shareholders, the consummation of the Merger, and the satisfaction or waiver of certain other conditions as more fully described in the Asset Purchase Agreement. The foregoing summary of the Asset Purchase Agreement is qualified in its entirety by reference to the Asset Purchase Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

           As an inducement to Cisco to enter into the Reorganization Agreement, certain stockholders of Issuer (collectively, the "Stockholder Agreement Stockholders") have entered into a Stockholder Agreement, dated as of November 9, 2000 (the "Stockholder Agreement"), with Cisco and have, by executing the Stockholder Agreement, irrevocably appointed Cisco (or any nominee of Cisco) as his, hers or its lawful attorney and proxy. Such proxy gives Cisco the limited right to vote each of the 2,160,709 shares of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the Issuer relates to 2,160,709 shares of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth on Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the form of Stockholder Agreement included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

           In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, Cisco (or any nominee of Cisco) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the Merger and the Reorganization Agreement. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) the date of termination of the Reorganization Agreement.

           In connection with the Reorganization Agreement, Cisco and Issuer entered into a Stock Option Agreement, dated as of November 9, 2000 ("Option Agreement"). The Option Agreement grants Cisco the right, under certain conditions, to purchase up to 2,275,000 shares of Issuer Common Stock at a price of $15.00 per share. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Cisco after the occurrence of any of the events described in Sections 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event (each as defined in the Reorganization Agreement) is consummated as set forth in Section 7.3(c) of the Reorganization Agreement.




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
At any time during which the Option Agreement is exercisable, Cisco shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Cisco, and, subject to Section 8(a) of the Option Agreement, Issuer shall have the right to repurchase from Cisco and Cisco shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Cisco pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as
Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

           (c) Following the consummation of the Merger, Cisco will sell the Issuer's legacy voicemail solutions to Newco for $30,000,000 pursuant to the terms of the Asset Purchase Agreement.

           (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be Dennis Powell, Michaelangelo Volpi and Daniel Scheinman. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

           (e) Other than as a result of the Merger described in Item 3 above, not applicable.

           (f) Not applicable.

           (g) Upon consummation of the Merger, the Articles of Incorporation of Issuer shall be amended so as to read in its entirety as set forth in the Articles of Merger and as so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Washington Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

           (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

           (j) Other than described above, Cisco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Cisco reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (b) The number of Shares covered by the Option is 2,275,000 which constitutes, based on the number of shares outstanding on November 9, 2000 as represented by the Issuer in the Reorganization Agreement, approximately 19.90% of the Issuer Common Stock.

               Prior to exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by Cisco upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

               As a result of the Stockholder Agreement, Cisco may be deemed to be the beneficial owner of at least 2,160,709 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 19% of the issued and outstanding shares of Issuer Common Stock.

           Cisco has shared power to vote all of the Shares for the limited purposes described above. Cisco does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Cisco (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

           (c) Neither Cisco nor, to the knowledge of Cisco, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           As an inducement to Cisco to enter into the Reorganization Agreement, certain affiliates of Isssuer (collectively, the "Affiliates") have entered into a Company Affiliate Agreement, dated as of May 4, 2000 (the "Company Affiliate Agreement"), with Cisco.

           Other than the Reorganization Agreement, Asset Purchase Agreement, Stockholder Agreement and Option Agreement, to the knowledge of Cisco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

           The following documents are filed as exhibits:




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
1. Agreement and Plan of Merger and Reorganization, dated as of November 9, 2000, by and among Cisco Systems, Inc., Aqua Acquisition Corporation and Active Voice Corporation.

2. Asset Purchase Agreement, dated as of November 9, 2000 between Atlantis Group, Inc. and Active Voice Corporation

3. Stockholder Agreement, dated as of November 9, 2000, by and among Cisco Systems, Inc., Aqua Acquisition Corporation and certain shareholders of Active Voice Corporation, a Washington corporation.

4. Stock Option Agreement, dated as of November 9, 2000, by and between Cisco Systems, Inc., and Active Voice Corporation, Inc.

                                    SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 16, 2000                By: /s/ Larry R. Carter
                                         ---------------------------------------
                                         Larry R. Carter, Senior Vice President,
                                         Finance and Administration,
                                         Chief Financial Officer and Secretary

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.



                                              Present Principal
                                             Occupation Including
    Name and Title                             Name of Employer
    --------------                           --------------------
Carol A. Bartz                      Director of Cisco Systems, Inc. and Chairman
                                    and Chief Executive Officer of Autodesk,
                                    Inc.

Larry R. Carter                     Senior Vice President, Finance and Administration,
                                    Chief Financial Officer, Secretary and Director of
                                    Cisco Systems, Inc.

John T. Chambers                    President, Chief Executive Officer and
                                    Director of Cisco Systems, Inc.

Mary A. Cirillo                     Director of Cisco Systems, Inc. and Chairman and
                                    Chief Executive Officer of OPCENTER, LLC.

Gary Daichendt                      Senior Vice President, Worldwide Operations
                                    of Cisco Systems, Inc.

Charles H. Giancarlo                Senior Vice President, Small/Medium Business
                                    Line of Business, Consumer Line of Business
                                    of Cisco Systems, Inc.

Dr. James F. Gibbons                Director of Cisco Systems, Inc. and Dean,
                                    School of Engineering.

Richard J. Justice                  Senior Vice President, Worldwide Field
                                    Operations of Cisco Systems, Inc.

Edward R. Kozel                     Director of Cisco Systems, Inc. and Managing
                                    Member of Open Range Ventures

James C. Morgan                     Director of Cisco Systems, Inc. and
                                    Chairman and Chief Executive Officer,
                                    Applied Materials.

John P. Morgridge                   Chairman of the Board of Directors of Cisco
                                    Systems, Inc.

Carl Redfield                       Senior Vice President, Manufacturing and
                                    Worldwide Logistics of Cisco Systems, Inc.

James Richardson                    Senior Vice President, Enterprise Line of
                                    Business and Internet Communications Software
                                    Group of Cisco Systems, Inc.

Arun Sarin                          Director of Cisco Systems, Inc. and
                                    Chief Executive Officer of InfoSpace, Inc.

Donald T. Valentine                 Director of Cisco Systems, Inc. and General
                                    Partner of Sequoia Capital.

Michelangelo Volpi                  Senior Vice President and Chief Strategy
                                    Officer of Cisco Systems, Inc.

Steve M. West                       Director of Cisco Systems, Inc. and
                                    President and Chief Executive Officer of
                                    Entera, Inc.

Jerry Yang                          Director of Cisco Systems, Inc. and
                                    Cofounder and Chief Yahoo! of Yahoo!

                                   SCHEDULE B

STOCKHOLDER                                             SHARES BENEFICIALLY OWNED
Robert L. Richmond .......................................       522,164
Robert C. Greco ..........................................       737,612
Harold H. Kawaguchi ......................................       238,824
Frank J. Costa ...........................................       117,500
Tom A. Alberg ............................................        87,068
Douglas P. Beighle .......................................        80,000
Edward Masters ...........................................        45,000
Debbie Faulkner ..........................................        95,068
Kevin L. Chestnut ........................................        56,757
Jose S. David ............................................        76,666
Ken Myer .................................................       104,050

                                 EXHIBIT INDEX

1. Agreement and Plan of Merger and Reorganization, dated as of November 9, 2000, by and among Cisco Systems, Inc., Aqua Acquisition Corporation and Active Voice Corporation.

2. Asset Purchase Agreement, dated as of November 9, 2000 between Atlantis Group, Inc. and Active Voice Corporation

3. Stockholder Agreement, dated as of November 9, 2000, by and among Cisco Systems, Inc., Aqua Acquisition Corporation and certain shareholders of Active Voice Corporation, a Washington corporation.

4. Stock Option Agreement, dated as of November 9, 2000, by and between Cisco Systems, Inc., and Active Voice Corporation, Inc.